D: +852 2532 374852

dshiu@cgsh.com

August 15, 2025

VIA EDGAR

Daniel Duchovny

Division of Corporation Finance

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OneConnect Financial Technology Co., Ltd.
Schedule 13E-3 filed on July 18, 2025
File No. 005-91379

Dear Mr. Duchovny:

On behalf of OneConnect Financial Technology Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), we set forth the below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated August 5, 2025 regarding the Schedule 13E-3 filed by the Company, Bo Yu Limited (“Bo Yu”) and Ping An Insurance (Group) Company of China, Ltd. (“Ping An”) (collectively, the “Filing Persons”) to the SEC on July 18, 2025, file No. 005-91379 (the “Schedule 13E-3”).

For your convenience, we have repeated below the Staff’s comments in bold, followed in each case by the responses of the Filing Persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”) or the revised draft scheme document attached as Exhibit (a)(3)(1) thereto (the “Revised Scheme Document”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. Certain other exhibits are also filed together with the Amendment No. 1. Except as otherwise specifically indicated, capitalized terms not defined in this letter have the same meanings as in Amendment No. 1 or the Revised Scheme Document, as the case may be.

U.S. Securities and Exchange Commission, p. 2

We represent the independent board committee of the board of directors of the Company. To the extent any response relates to information concerning any Filing Person other than the Company, such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

General

1.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the scheme document, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise to include your “Special Factors” section in the beginning of the document.

In response to the Staff’s comment, the Schedule 13E-3 has been revised to move up the “U.S. Special Factors” section immediately following the Summary section.

2.	We note that Bo Yu Limited and Ping An Insurance (Group) Company of China, Ltd. made their initial beneficial ownership filing on Schedule 13G pursuant to Rule 13d-1(d). We also note that on the amended Schedule 13G filed on February 14, 2022 Bo Yu and Ping An made their filing pursuant to Rule 13d-1(b). Given that Bo Yu and Ping An appear to have designated a majority of the directors on the company's board, please tell us how Bo Yu and Ping An were eligible to rely on Rule 13d-1(b) for their filing and how they were able to make the certification in Item 10 of Schedule 13G. We may have further comment.

Bo Yu and Ping An respectfully advise the Staff that they acquired their interest in the Company in the ordinary course of their business, which involves large-scale international insurance activities. In 2021, the referenced time period of the amended Schedule 13G filed on February 14, 2022, Bo Yu and Ping An did not acquire or dispose large positions, pursue extraordinary corporate transactions or asset sales, pursue a change in capitalization, dividend policy, the business, the charter, delisting or deregistration, or similar significant activities. Without limiting the foregoing, Bo Yu and Ping An did not advocate for changes in strategic directions, or otherwise actively endeavor to change control of the Company. While Bo Yu and Ping An did hold relatively large amounts of Company securities, their purpose was not to change or influence, and they did not believe their position and behavior had the effect of changing or influencing, the control of the Company.

Bo Yu and Ping An did begin to hold their position for the purpose and effect of changing control of the Company when they determined to pursue a take-private transaction, and at that time they promptly amended on Schedule 13D.

U.S. Securities and Exchange Commission, p. 3

Even if Bo Yu and Ping An should have filed on Schedule 13D rather than Schedule 13G, Bo Yu and Ping An respectfully submit that doing so would have resulted in no material additional information. For example, had a Schedule 13D been filed, under the Schedule 13D, Item 4, Bo Yu and Ping An would have reported that they only have a passive investment purpose and no plans or proposals to pursue any of the transactions listed in that item, which is consistent with the approach of the Schedule 13G they filed. More generally, all material information have been made available in the public filings, including that Bo Yu and Ping An have been holding more than 30% equity stake in the Company since prior to the Company’s IPO and the background and outside affiliation of the Company's directors have been fully disclosed and made available to the public investors all the time. A Schedule 13D would not produce material incremental information that would have altered the total mix of information available.

In any event, Bo Yu and Ping An have already amended onto Schedule 13D to provide this incremental information, which they respectfully submit sufficiently remediates any historical technical filing defect.

3.	We note several places in the scheme document where you have bracketed language or have left blanks. Please update your disclosure.

The Company respectfully submits that the bracketed language or blank spaces pertain to information that is either unfinalized or unavailable as of the date hereof. The Company commits to updating these sections as soon as the relevant information becomes finalized or available, prior to the delivery of the scheme document.

Summary Term Sheet, page ii

4.	Please revise the disclosure about the Cancellation Price to include an indicative value in US dollars as of the most recent date prior to the delivery of the scheme document.

In response to the Staff’s comment, the Filing Persons have revised page ii of the Revised Scheme Document to add a placeholder for the indicative value in US dollars as of the Latest Practicable Date, being the most recent date prior to the delivery of the scheme document. The Filing Persons undertake to populate the number once it becomes available.

Letter from the Independent Financial Advisor, page 27

5.	With a view toward revised disclosure, please tell us whether Gram Capital provided any presentation or report set out in Item 1015 of Regulation M-A.

Other than the Letter from the Independent Financial Advisor itself, no presentation or report as set out in Item 1015 of Regulation M-A was provided by Gram Capital.

U.S. Securities and Exchange Commission, p. 4

6.	We note the references to the defined term "Independent Shareholders" but are unable to find a definition for the term. Please revise or advise.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to pages 20 and 74 of the Revised Scheme Document. References to the term “Independent Shareholders” have been removed and replaced by defined terms as appropriate in the Letter from the Independent Financial Advisor as well as in the Revised Scheme Document.

U.S. Special Factors -- Fairness -- The Company -- The Independent Board Committee, page 91

7.	Refer to the disclosure in the third paragraph of page 92 that states "The discussion below of the information and factors considered by the Independent Board Committee is not intended to be exhaustive but is believed to include all material factors considered by the Independent Board Committee." With a view toward revised disclosure, please tell us why the committee's discussion is limited to what is "believed to include all material factors..." Please tell us what prevents the filing persons, including the company, from making a more definitive statement regarding the factors considered by the committee.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 11 of the Revised Scheme Document. The Company confirms that it has considered all material factors in making the fairness determination.

8.	We note your disclosure in page 95 that Gram Capital was paid a customary fee for its services. Revise to disclose the amount of the fee paid. See Item 1015(b) of Regulation M-A.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 14 of the Revised Scheme Document.

U.S. Special Factors -- Source and Amount of Funds or Other Consideration, page 105

9.	We note that the Offeror may finance the cash requirements for the Proposal through "internal cash and/or financing." Please provide the disclosure required by Item 1007(d) of Regulation M-A with respect to any funds borrowed or to be borrowed and Item 1007(b) with respect to any material conditions to such, as well as any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through.

The Filing Persons will use cash on hand of Ping An and its subsidiaries to finance the cash requirements for the Proposal. Specifically, the Offeror has received the funds required for the Proposal from its direct sole shareholder, An Ke Technology Company Limited, also a wholly-owned indirect subsidiary of Ping An, via an intercompany loan. There are no material conditions to such financing plan and there are no alternative financing arrangements or plans.

U.S. Securities and Exchange Commission, p. 5

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3752 or via e-mail at DShiu@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Denise SHIU
Denise SHIU, a Partner

cc:	Mr. Dangyang Chen, Chairman of the Board and Chief Executive Officer, the Company
Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP